Exhibit 99.2

Paris, France, November 13, 2007

- Rimonabant -

Regulatory Update in Europe

The European Commission endorsed the positive opinion

to extend the Summary of Product characteristics (SmPC)

for ACOMPLIA® (rimonabant)

Sanofi-aventis announced today that the European Commission endorsed the positive opinion of the European Medicines Evaluation Agency (EMEA) for ACOMPLIA® (rimonabant), to include type 2 diabetes trial results into the European label (section 5.1), based on the SERENADE study, the first rimonabant 20 mg trial to assess improvement of glycemic control in newly diagnosed naïve type 2 diabetic patients.

In this trial rimonabant 20mg significantly improved glycemic control. The absolute decrease of the HbA1c at six months was -0.8% for rimonabant 20 mg versus -0.3% for placebo (Difference -0.5%, p<0.001). 51% patients on rimonabant 20mg versus 35% in the placebo group achieved the treatment target recommended by the American Diabetes Association of an HbA1c-value below 7%.

The most common adverse events leading to discontinuation for the placebo and rimonabant 20 mg patients, respectively, were nausea (0% vs. 2.2%), depressed mood disorder (0% vs. 2.2%) and paraesthesia (0% vs. 2.2%), the latter one leading to an amendment of section 4.8 of the European label.

In type 2 diabetes patients with no other treatment, rimonabant alone displayed a meaningful improvement in glycemic control. The SERENADE study demonstrated that rimonabant 20mg has additional benefits on cardio-metabolic risk factors beyond diabetes.

About SERENADE

SERENADE (Study Evaluating Rimonabant Efficacy in Drug-NAive DiabEtic Patients) was a 6-month, multi-centre, randomized, double-blind, placebo-controlled, parallel-group study comparing rimonabant 20 mg once daily to placebo on top of a mild hypo caloric diet in improving blood sugar control (as indicated by HbA1c) in treatment-naive type 2 diabetic patients not adequately controlled by diet alone. All patients were encouraged to increase their physical activity during the study.

The study was conducted on 278 patients at 56 study centers in the United States, Germany, Argentina, Chile, Hungary, Poland and the Netherlands. The primary endpoint of the trial was change from baseline of HbA1c levels. Secondary endpoints included fasting plasma glucose, body weight, waist circumference and lipid parameters.

To be included in the trial patients had to have a diagnosis of type 2 diabetes for at least two months but less than three years, HbA1c levels greater than 7% and less than 10%, and could not have been treated previously with an anti-diabetic medication within six months prior to screening.

SERENADE is part of an extensive worldwide Phase IIIb clinical trial program involving over 25,000 patients. Eight further studies investigate the role of rimonabant in the treatment of type 2 diabetes.

About ACOMPLIA® (rimonabant)

ACOMPLIA® (rimonabant) is approved in the European Union as an adjunct to diet and exercise for the treatment of obese patients (BMI of > 30kg/m2) or overweight patients (BMI > 27kg/m2) with associated risk factor(s), such as type 2 diabetes or dyslipidaemia (see section 5.1).1

ACOMPLIA® (rimonabant) is contraindicated in lactating patients or patients with hypersensitivity to the active substance or to any of the excipients, with ongoing major depressive illness and/or ongoing antidepressive treatment.

In pivotal clinical trials lasting up to two years, rimonabant significantly reduced body weight and waist circumference, a measure of intra-abdominal fat. Rimonabant also improved glycemic control, HDL, triglycerides (fats in the blood), and insulin sensitivity.

The most common adverse events associated with rimonabant were consistent across studies and included gastrointestinal (nausea, vomiting, diarrhea), nervous system (headache, dizziness, paresthesia/ hypoesthesia/dysesthesia) and psychiatric disorders (anxiety, insomnia, depressed mood and depression).

Rimonabant is approved in so far 52 countries and launched in 21.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contact :

Ingrid Goerg-Armbrecht

Tel : +33 6 86 05 66 88

E-mail : ingrid.goerg-armbrecht@sanofi-aventis.com

1 European Medicines Agency (EMEA). ACOMPLIA® Summary of Product Characteristics. [report on the Internet].

Available at: http://www.emea.eu.int/humandocs/Humans/EPAR/acomplia/acomplia.htm.

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